FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               For April 30, 2001


                                    Regus plc

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                     England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                              Form 20-F  X            Form 40-F
                                        ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes                      No  X
                                  ---                     ---


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                                    Regus plc

                                INDEX TO EXHIBITS

Item

1.       Press release of Regus plc dated April 23, 2001.
2.       Regulatory News Service announcement dated April 24, 2001



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                                    SIGNATURE





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                              Regus plc




Date: April 30, 2001          By:       /s/ Stephen Stamp
                              Name:     Stephen Stamp
                              Title:    Group Finance Director

Item 1

REGUS PLC

US$10m ACQUISITION OF STRATIS BUSINESS CENTRES INC. in THE US

Chertsey, UK, 23 April 2001, Regus plc, the international serviced office provider (LSE:RGU.l, NASDAQ:REGS) ("Regus"), today announces that it has established a significant franchising presence on the East side of the US through the acquisition of Stratis Business Centres Inc. ("Stratis") for a total of US$10 million.

As part of its growth strategy, Regus seeks to expand its presence in the US and to broaden its offering worldwide through franchising. The acquisition of Stratis is expected to immediately augment this strategy, as follows:

O With 12 existing operating centres and an additional 15 expected to open during 2001, Stratis will provide a significant franchising footprint in the US market;
O It provides Regus with a broad presence throughout Eastern US, with serviced offices in Alabama, Florida, New Jersey and Georgia; and
O It brings to Regus a strong new franchising management team to take responsibility for Regus' franchising strategy throughout the Americas.

Under the terms of the agreement, Regus has agreed to pay a total purchase price of US$10m. Of this, US$4 million has been paid to the shareholders of Stratis in cash at closing and a further US$1 million has been held in escrow and will be paid out quarterly over the next twelve months. The balance of the consideration is to be satisfied by way of the issue of new Regus shares to Stratis shareholders.

John Arenas, founder and Chief Executive of Stratis, and Mike Johnston, Vice-President, have entered into employment agreements with Regus and will take responsibility for Regus' franchising operations throughout the Americas.

Commenting on today's announcement, Mark Dixon, Chief Executive of Regus, said:

"The acquisition of Stratis jump-starts Regus' franchising operations in the US and gives us a significant presence in several of the major states on the East side. We also gain access to a strong management team who bring to Regus a wealth of knowledge in franchising and in the operation of franchised business centres in the US market."


-ENDS-

Contacts:

Regus plc                                       01932 895 000
Mark Dixon, Chief Executive
Dale Lawrence, Director of Public Relations

Financial Dynamics                              020 7831 3113
David Yates / Richard Mountain



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Item 2


Regus PLC
24 April 2001

ADDITIONAL LISTING

Regus plc ("the Company")

Application has been made to the UK Listing Authority and the London Stock Exchange for 1,388,895 Ordinary shares of 5p each of Regus plc to be admitted to the Official List and traded on the London Stock Exchange. The shares are being issued as part of the consideration for the acquisition of Stratis Business Centres Inc. in the US.

The shares will rank pari passu in all respects with the existing issued ordinary share capital of the Company.

                                      -END-




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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995.

The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements, including, but not limited to: the acquisition of Stratis BusinessBCentres, Inc. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Management's Discuss and Analysis of Financial Condition and Results of Operations - Overview" of the Company's Registration Statement on Form F-1.